EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Place of Incorporation
PECO II Global Services, Inc.	Delaware
Apex Telecommunications Manufacturing, Inc.	New Hampshire
PECO Telecommunications LLC(1)	Delaware
PECO Powering LLC(2)	Delaware
Telecom Global Services de Mexico	Mexico

(1)	General Partner in PECO II Texas, LP with 1% interest.
(2)	Limited Partner in PECO II Texas, LP with 99% interest.